Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.diebold.com

July 17, 2014
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Craig D. Wilson, Sr. Asst. Chief Accountant
David Edgar, Staff Accountant

Re:     Diebold, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 5, 2014
Form 8-K filed February 13, 2014
File No. 001-04879
Gentlemen:
Diebold, Incorporated, an Ohio corporation (the "Company" or “we,” "us" or "our"), is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated July 2, 2014 (the "Comment Letter"), with respect to the Company's financial statements and related disclosures with regard to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the "2013 Form 10-K") filed March 3, 2014, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 (the "2014 Form 10-Q") and its Current Report on Form 8-K furnished February 13, 2014 (the "Form 8-K").
Below are the Company's responses. For the convenience of the Staff, the Company has repeated each of the Staff's comments before the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 33

1.
We note your response to prior comment 1. Please explain in greater detail the basis and timing for the change in your indefinite reinvestment assertion with regard to the $250 million of undistributed foreign earnings that you previously considered to be permanently reinvested. In this regard, please provide us with further detail regarding your disclosure on page 61 which indicates that the change in assertion was due primarily to forecasted cash needs within the United States and strategic decisions related to the Company’s capital structure and the timing related to the decision to repatriate. Also, tell us what consideration you gave within your critical accounting policies and estimates to disclosing how your accounting estimates or assumptions surrounding the indefinite reinvestment assertion bear the risk of change; the reasons for uncertainty attached to your estimates or assumptions; how much the estimate has changed in the past, and the reasonably likely change you expect in the future. In your response please address your consideration of the other disclosures noted in Section V. of SEC Release 33-8350.

Response: Historically, we have asserted indefinite reinvestment of earnings in foreign jurisdictions as we had specific long-term investment plans and objectives, including continued investment and growth of our foreign operations and to pursue strategic foreign acquisitions. The basis and timing for the change in our indefinite reinvestment assertion was predicated on a change in our objectives as we were in the process of settling a federal securities class action and a Foreign Corrupt Practices Act ("FCPA") investigation in the third quarter of 2013. To settle these obligations, we needed additional liquidity in the United States. Given this additional liquidity need domestically, we re-evaluated our broader global strategies and priorities and made the determination that our domestic needs and objectives (as discussed in part, below) outweighed our then-existing foreign strategies. As such, we changed our assertion of indefinite reinvestment in the second quarter of 2013.

In addition to these forecasted cash needs, we also were investing in our Diebold 2.0 turnaround strategy that is disclosed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") beginning on page 21 of our 2013 Form 10-K. This strategic plan calls for investment in four pillars: cost containment; cash generation; recruitment and retention of top talent; and sustainable, profitable growth. As noted in our previous response, there was immaterial impact on our total liquidity and capital resources and we did not feel incremental disclosure was required. We have disclosed the amount of cash currently located in foreign jurisdictions that could be subject to adverse tax consequences in the "Liquidity" section of our MD&A. We also added a new table in the 2013 Form 10-K on page 34 that discloses global liquidity. While we assess our assertion of indefinite reinvestment on a quarterly basis, we do not have a history of changing our assertion that foreign earnings were indefinitely reinvested. The change in our assertion in 2013 was made in response to the magnitude and timing of potential cash outlays related to the items discussed above and the changes in our global priorities. We do not anticipate changing this assertion in the foreseeable future. Section V of SEC Release 33-8350 states that a critical accounting policy disclosure should supplement and not duplicate the disclosures in the financial statements. We believe the disclosures in the notes to our financial statements are sufficient to inform our investors of the risks and uncertainties related to our cash repatriation strategy.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Error Correction & Reclassification, page 50

2.	We note your response to prior comment 3 and have the following comments:

•	Please clarify whether the error, which we note was discovered in the second quarter of 2013, also impacted the first quarter of 2013, and if so, provide a materiality analysis for the quarter;

•
With regard to the percentage impact of errors on each quarter of 2012, please revise your analysis and conclusion to account for and calculate the percentage impact based on your quarterly results. For example, it appears that the 1.5% impact on net (loss) income reported for the 4th quarter was determined based on full year 2012 net (loss) income rather than 4th quarter net (loss) income;

•
With regard to each of the percentage impact of the errors on reported NIBT, continuing operations results and net income (loss), both for the iron curtain approach and the rollover methods, for each of fiscal 2012 and 2011 please explain in further detail how you concluded that the quantitative percentage error amounts are not considered material and the basis for your selecting one method over the other; and

•
Please explain what you mean in point 5 that the overall DI segment is also influenced by other geographic operations. Tell us the basis for how and why those other areas impact your materiality assessment. Explain why the impact of the error correction in the segment analysis for the reported periods that you provided in point 5 is not material.

Response: The error discovered in the second quarter of 2013 had an insignificant impact in the first quarter of 2013. The only impact was interest related to the indirect tax matters accrued for in 2012, as transactions that created the exposure were discontinued prior to 2013. The total impact on the quarter was less than $0.2 million and management determined this was not material.

We have updated the table below to indicate the correct percentages on a quarterly basis, which is consistent with our contemporaneous documentation:

(In thousands)	2012
	Q4	Q3	Q2	Q1
Brazil indirect taxes	$(1,634)	$(1,633)	$(1,633)	$(1,633)
Tax effect on Brazil indirect taxes	421	421	420	420
Total impact to net income attributable to Diebold, Inc.	$(1,213)	$(1,212)	$(1,213)	$(1,213)

Full year NIBT (reported)	117,426	117,426	117,426	117,426
	(1.0)%	(1.0)%	(1.0)%	(1.0)%
Full year NIBT (adjusted)*	156,083	156,083	156,083	156,083
	(0.8)%	(0.8)%	(0.8)%	(0.8)%
(Loss) income from continuing operations (reported)	(4,300)	18,064	27,792	45,965
	28.2%	(6.7)%	(4.4)%	(2.6)%
Income from continuing operations (adjusted)*	23,758	18,064	27,792	45,965
	(5.1)%	(6.7)%	(4.4)%	(2.6)%
Net (loss) income (reported)	(7,425)	18,064	27,792	45,965
	16.3%	(6.7)%	(4.4)%	(2.6)%
Net income (adjusted)*	20,633	18,064	27,792	45,965
	(5.9)%	(6.7)%	(4.4)%	(2.6)%
Net (loss) income attributable to Diebold, Inc.	(10,645)	17,434	26,502	45,163
	11.4%	(7.0)%	(4.6)%	(2.7)%
Retained earnings	996,834	996,834	996,834	996,834
	(0.1)%	(0.1)%	(0.1)%	(0.1)%
* Adjusted financial statement amounts include items added back that are unusual in nature and not indicative of the ongoing operations of the Company. The Company included its expense incurred in relation to its shareholder lawsuit, its FCPA expense, expenses incurred to buy-out certain deferred terminated vested participants within the pension plan, goodwill impairment charges and certain income tax adjustments.

The table above corrects the percentages that were erroneous in our previous response. In assessing the impact of the errors on the 2012 quarters, management considered both qualitative and quantitative factors and concluded that the error of approximately $1.2 million was not material to any of the 2012 quarters.

Our analysis is based both on qualitative and quantitative factors. Our consideration of the impact of the errors considered both the rollover and iron curtain methods. Both methods were used in the original assessment of the errors and in our consideration of the impact of correcting the errors. We focused on the rollover method to determine the appropriate reporting under Staff Accounting Bulletin ("SAB") 108, as we believe that the iron curtain analysis for 2011 and 2012 is not required based on our interpretation of SAB 108. Our interpretation is based, in part, on a December 2008 speech, in which an Associate Chief Accountant in the SEC's Office of the Chief Accountant clarified the SEC staff's view of how SAB 108 should be applied to previously issued financial statements. The Associate Chief Accountant indicated that if the effect of a correction would not materially affect the previously issued financial statements, those financial statements may still be relied upon, and the correction may be made in future filings. Because the errors were not material (percentages ranged from 0.4 percent to 5.7 percent) when evaluated under the rollover method, the previously issued financial statements were not considered materially misstated. After consideration of both the qualitative and quantitative factors, we retrospectively adjusted the financial statements in accordance with SAB 108.

Our statement in item 5 of our previous response to comment 3 was to state that the Diebold International segment included the broader regions of Brazil, Latin America, Europe, Middle East and Africa and Asia Pacific at the time of the analysis in the second quarter of 2013. Based on the quantitative and qualitative analysis presented in items 1-10 in our original response to comment 3, management concluded that the adjustments related to the Brazilian tax assessment were not material to the segment information and consolidated financial statements as a whole.

Form 8-K Filed February 13, 2014

Exhibit 99.1

3.
We note your response to prior comment 11. As previously requested, please tell us what consideration was given to providing a further quantitative break-out of the significant components of non-routine expenses and amortization in your reconciliation. In future filings, to the extent applicable, where multiple types of adjustments are made, we would expect more disaggregated disclosure based on the nature and amount of the adjustments.

Response: In response to prior comment 11, we provided a further quantitative break-out of all items management considered to be significant for an investor below the table in the earnings release included in Exhibit 99.1 to the Form 8-K. In future filings, to the extent applicable, we will disaggregate the significant items within the table.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Notes to Condensed Consolidated Financial Statements

Note 1: Consolidated Financial Statements, page 7

4.
We note that on March 31, 2014, you remeasured your Venezuelan balance sheet using the SICAD 2 which differed from rates used for prior remeasurements. In view of the highly inflationary economic conditions in Venezuela, for future filings, please include the following disclosures in MD&A:

•
Information regarding the nature and size of your operations in Venezuela. In this regard, net asset position by currency and selected statement of operations and cash flow information for these operations may be necessary;

•
The historical and reasonably likely effects of the Venezuelan economic situation, including factors such as price controls, inflation, devaluation, and currency exchange restriction, on your results of operations and liquidity. For example, disclosure of changes in the relationship between costs and revenues, remeasurement losses, impairment, deteriorating liquidity and debt covenant violations may be necessary; and

•
Limitations, assumptions, and uncertainties regarding your ability to settle at the rate used for remeasurement purposes, including your historical experience in obtaining that rate. For example, the volume, frequency of successful exchange transactions, and status of attempts to use that rate may be necessary.

Response: Our Venezuelan operations consist of a 50 percent owned subsidiary with total revenue in the first quarter of 2014 of approximately $7.0 million. As a result of the devaluation of the Venezuelan currency, net assets of our operations in Venezuela are approximately $10.0 million. As such, we have determined the Venezuelan operations are not material to the condensed consolidated financial statements. To the extent these operations are material, we will include a more detailed description within our MD&A in future filings.

Note 6: Income Taxes, page 11

5.
We note that your effective tax rate increased in part due to discrete tax expense on prior year cash repatriation. Please explain the timing of the tax expense charge and tell us why it was not accrued in the prior year.

Response: As disclosed in note 5 in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, during the second quarter of 2013, we changed our assertion regarding the indefinite reinvestment of certain foreign subsidiary earnings due primarily to forecasted cash needs in the United States and strategic decisions related to our capital structure. As a result, we recorded a deferred tax liability of approximately $47.0 million. In the first quarter of 2014, we recorded $1.7 million of discrete tax expense on prior year cash repatriation, of which $1.2 million represented a change in estimate of the various components effecting the calculation of the outside basis differences where we are not asserting permanent reinvestment under Accounting Standards Codification 740, Income Taxes. The remaining $0.5 million related to the correction of an error that was deemed to be not material to require separate disclosure in the 2014 Form 10-Q.

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

6.
We note your disclosure indicating that cash flows from operating activities for the three months ended March 31, 2014 were positively impacted by the $18,758 increase in net income, prepaid income taxes, other current assets, accounts payable and deferred revenue, partially offset by unfavorable changes in trade receivables, inventories, prepaid expenses, deferred income taxes, finance lease receivables and certain other assets and liabilities. We further note from your condensed consolidated statements of cash flows that while operating cash flows did not fluctuate materially from period to period, most of the changes in working capital accounts varied significantly compared to the changes in the prior period. Tell us what consideration was given to quantifying the significant changes in working capital accounts and providing an explanation of the factors underlying such changes. Please also provide us a supplemental analysis for the significant changes for the reported periods. Refer to Section IV of SEC Release 33-8350.

Response: The following table summarizes the significant working capital cash flow impacts in the three months ended:

	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Trade receivables	$(33,666)	$4,848	$(26,535)	$(8,072)	$(66,657)
Inventories	(42,482)	(18,785)	(45,268)	(21,955)	3,573
Other current assets	(24,221)	(30,450)	(24,992)	(15,419)	(30,849)
Accounts payable	69,213	(11,739)	7,063	(29,404)	(5,283)
Deferred revenue	64,810	35,419	42,378	25,078	17,762

As total operating cash flow did not fluctuate materially compared to the same period in the prior year, we did not believe a more disaggregated analysis of working capital was required. The changes in trade receivables, inventories, other current assets, accounts payable and deferred revenue are the result of timing difference between quarters. We do not believe these timing differences represent a change in trend or a change to our overall financial result, but rather fluctuations in normal business operations that vary from quarter to quarter, and not material changes to the underlying business drivers. The cash flow effect of our finance lease receivables primarily relates to a transaction within our Brazilian operations that is disclosed in note 8 to the condensed consolidated financial statements included in the 2014 Form 10-Q.

***
In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-490-6857.
Sincerely,
/s/ Christopher A. Chapman
Christopher A. Chapman
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)